

07006426


SEC MAIL
RECEIVED
PROCESSING
MAY 14 2007
WASH. D.C.
186
SECTION

SECUR[illegible] SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROKER DEALER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2675 N. MAYFAIR RD., STE. 410
(No. and Street)

WAUWATOSA (City) WISCONSIN (State) 53226-1305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NANCY EINHORN (414) 453-4488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FELD, SCHUMACHER & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

2448 S. 102nd ST., STE. 360 (Address) WEST ALLIS (City) WI (State) 53227 (Zip Code)

PROCESSED
MAY 17 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BROKER/DEALER, INC.

FINANCIAL STATEMENTS

December 31, 2006 and 2005

BROKER/DEALER, INC.

TABLE OF CONTENTS

BROKER/DEALER, INC.
OATH OR AFFIRMATION

I, Stephen E. Einhorn, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to the firm of Broker/Dealer, Inc., as of December 31, 2006 and 2005, are true and correct. I further affirm that neither the Company nor principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature - Stephen E. Einhorn



Notary Public


NOTARY PUBLIC
KATHLEEN
ALMOND
STATE OF WISCONSIN

My commission expires: May 16, 2010

This report contains:

Facing page

Report of Independent Accountants

Balance Sheets

Statements of Operations

Statements of Changes in Stockholder's Equity

Statements of Cash Flows

Notes to Financial Statements

Computation of Net Capital Under Rule 15c3-1

Computation for Determination of Reserve Requirements Under Rule 15c3-3

Information Relating to Possession or Control Requirements Under Rule 15c3-3

A Reconciliation Pursuant to Rule 17a-5(d)(4)

Supplementary Report of Independent Accountants on Internal Accounting Control

Feld & Schumacher
& Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

P.O. Box 270407
Lincoln Center I, Suite 360
2448 South 102nd Street
West Allis, Wisconsin 53227
Phone: 414-327-2320
Fax: 414-546-7547

REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Stockholder
Broker/Dealer, Inc.
Milwaukee, Wisconsin

In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Broker/Dealer, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The Company, as disclosed in the notes to financial statements, has extensive transactions and relationships with Einhorn Associates, Inc. In addition, the ability of the Company to transact business is dependent upon the Company's affiliation with Einhorn Associates, Inc. Accordingly, it is possible that the terms of these transactions are not the same as those which would result from transactions among wholly unrelated parties.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information schedules on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FELD, SCHUMACHER & COMPANY, LLP

Feld, Schumacher & Company, LLP

February 17, 2007

BROKER/DEALER, INC.
BALANCE SHEETS
December 31, 2006 and 2005

	2006	2005
ASSETS		
Current Assets		
Cash	$ 25,198	$ 15,826
Accounts receivable	-	70,000
Other investments	-	3,300
Total current assets	$ 25,198	$ 89,126
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$ -	$ 62,000
Total current liabilities	-	62,000
Stockholder's Equity		
Common stock, at stated value		
Authorized 2,800 shares		
Issued and outstanding 300 shares	300	300
Additional paid-in capital	25,000	25,000
Retained earnings (deficit)	(102)	1,826
	25,198	27,126
	$ 25,198	$ 89,126

See notes to financial statements.

BROKER/DEALER, INC.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2006 and 2005

	2006	2005
Revenue		
Fee income	$331,342	$ 70,000
Expenses		
CRD transaction fees	602	1,850
Insurance	805	519
License and membership dues	3,017	3,103
Filing assistance fees	4,137	1,647
Miscellaneous	142	622
Professional fees	715	710
Consulting	326,800	62,000
	336,218	70,451
Loss from operations	(4,876)	(451)
Other Inocme		
Gain on sale of investments	2,948	-
NET LOSS	$ (1,928)	$ (451)

See notes to financial statements.

BROKER/DEALER, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For The Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, December 31, 2004	$ 300	$ 25,000	$ 2,277	$ 27,577
Capital contribution	-	-	-	-
Net loss	-	-	(451)	(451)
Balance, December 31, 2005	300	25,000	1,826	27,126
Capital contribution	-	-	-	-
Net loss	-	-	(1,928)	(1,928)
Balance, December 31, 2006	$ 300	$ 25,000	$ (102)	$ 25,198

See notes to financial statements.

BROKER/DEALER, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net loss	$ (1,928)	$ (451)
Adjustments to reconcile net loss to net cash provided (used) by operating activities		
Gain on sale of investments	(2,948)	-
Increase (decrease) in cash from changes in		
Accounts receivable	70,000	(70,000)
Accounts payable	(62,000)	62,000
Total adjustments	5,052	(8,000)
Net cash provided (used) by operating activities	3,124	(8,451)
Cash flows from investing activities		
Purchase of investments	(4,800)	-
Proceeds form the sale of investments	11,048	-
Net cash provided by investing activities	6,248	-
Net cash provided (used) by financing activities	-	-
NET INCREASE (DECREASE) IN CASH	9,372	(8,451)
Cash, beginning of year	15,826	24,277
CASH, end of year	$ 25,198	$ 15,826

See notes to financial statements.

BROKER/DEALER, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 - Nature of Business

Broker/Dealer, Inc. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's principal business activity is the selection, training and supervision of employees of an affiliate involved with private placements of securities.

Note 2 - Summary of Significant Accounting Policies

Accounts Receivable

Accounts receivable are recorded at the amount the Company expects to collect on balances outstanding at year end. Management closely monitors outstanding balances and write-offs, as of year end, all balances deemed uncollectible.

Other Investments

Other investments at December 31, 2005 consisted of warrants to purchase 300 shares of The NASDAQ Stock Market, Inc. The warrants were exercised in 2006 and the stock was subsequently sold.

Revenue Recognition

The Company recognizes fee income when it is earned. The Company's officers are involved in various transactions with unrelated parties, which result in fee income for the Company, with the amount of the fee being negotiated on each respective transaction. The ability of the Company to enter into these transactions is dependent upon its affiliation with Einhorn Associates, Inc. (see Note 3).

Income Taxes

The stockholder of the Company has elected to be taxed as an S corporation. As an S corporation, the Company's income or loss is reported on the stockholder's individual income tax return and, accordingly, no liability or provision for income taxes is reflected in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Related Party Transactions

The Company's officers and directors are also owners and officers of Einhorn Associates, Inc., merger and acquisition consultants. The Company pays for all direct expenses related to licensing and training. The Company paid Einhorn Associates, Inc. $326,800 in 2006 and $62,000 in 2005 for expenses associated with management, bookkeeping and certain other services provided to the Company.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Other regulatory requirements provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006 and 2005 the Company had net capital of $25,198 and $15,186, respectively. The Company had a minimum net capital requirement of $5,000 at December 31, 2006. The Company had $-0- and $62,000 aggregate indebtedness at December 31, 2006 and 2005, respectively.

SUPPLEMENTARY INFORMATION

BROKER/DEALER, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2006

Net Capital

Total ownership equity from balance sheet	$25,198
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	$25,198
Total capital and allowable subordinated liabilities	$25,198
Deductions and/or charges:	
Total nonallowable assets	-
Net capital before haircuts on securities positions	25,198
Haircuts on securities	-
Net capital	$25,198

Computation of Basic Net Capital Requirements

Minimum net capital required	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$5,000
Net capital requirement	$5,000
Excess net capital	$20,198
Excess net capital at 1,000%	$25,198
Excess net capital at 1,500%	$25,198

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$ -
Total aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	- %

BROKER/DEALER, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
December 31, 2006

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2006

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

A RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
December 31, 2006

Computation of Net Capital

	Unaudited Filing	Difference(1)	Audited Filing
Total ownership equity	$25,198	$ -	$25,198
Deduct ownership equity not allowable for net capital	-	-	-
Total ownership equity qualified for net capital	$25,198	$ -	$25,198
Total capital and allowable subordinated liabilities	$25,198	$ -	$25,198
Total nonallowable assets	-	-	-
Net capital before haircuts on securities positions	25,198	-	25,198
Haircuts on securities	-	-	-
Net capital	$25,198	$ -	$25,198

(1) Reflects the net effect of audit adjustments from the 2006 audit.

Feld & Schumacher
& Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

P.O. Box 270407
Lincoln Center I, Suite 360
2448 South 102nd Street
West Allis, Wisconsin 53227
Phone: 414-327-2320
Fax: 414-546-7547

SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors of Broker/Dealer, Inc.
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of Broker/Dealer, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Broker/Dealer, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by Broker/Dealer, Inc. in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities in 2006.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

FELD, SCHUMACHER & COMPANY, LLP

Feld, Schumacher & Company, LLP

February 17, 2007

END